Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     BELLUS Health provides update on activities

     LAVAL, QC, Oct. 21 /CNW Telbec/ - BELLUS Health Inc. (NASDAQ: BLUS;
TSX: BLU) is pleased to provide an update on its branded nutraceutical and pharmaceutical activities. The commercial activities surrounding sales of its first natural health product, VIVIMIND(TM), to protect memory function are in full gear. Through BELLUS Health's wholly owned subsidiary, OVOS Natural
Health Inc., VIVIMIND(TM) became available at the beginning of September on the Internet and progressively at over 2,000 retail points of sale across
Canada. The distribution of the brand is on target as OVOS Natural Health has received many orders from major national drug, grocery, and mass merchandisers and Quebec natural health food stores, which will further translate into
VIVIMIND(TM) becoming increasingly available to consumers by year-end. The
Company is committed to the success of VIVIMIND(TM) and has therefore launched extensive marketing, sales and public relations campaigns to increase awareness and media exposure of the brand across Canada.
     Targeted at healthy baby boomers, VIVIMIND(TM) is a patent-protected, clinically tested, scientifically proven brand that is being offered to consumers to protect their aging memory. VIVIMIND(TM)'s uniqueness and efficacy are anticipated to not only take market share in the current cognition brand segment, but also grow the size of the market. VIVIMIND(TM) is expected to create and address a largely underserved self-care market. As part of its commercial activities to grow and expand into the global market, OVOS
Natural Health is actively taking steps to launch in other geographies as early as 2009 and 2010, via large retail organizations and via potential partners with proven track records in the natural health, consumer health, multi-level marketing and naturopathic doctor channels. Eight months into the creation of OVOS Natural Health, the masthead brand VIVIMIND(TM) has reached all milestones in its commercial launch development and is on track to deliver its 2008 sales projections.
     The pharmaceutical programs are also progressing; BELLUS Health is advancing its programs in Type II diabetes and certain features of metabolic syndrome and Alzheimer's disease. The Company expects to file the
Investigational New Drug application for the second Phase III clinical trial for eprodisate (KIACTA(TM)) for the treatment of Amyloid A amyloidosis in the fourth quarter of 2008.
     With respect to this second Phase III KIACTA(TM) clinical trial, a new protocol was developed that includes outcome measures that are similar to those used in the first Phase II/III clinical trial but with greater focus on renal disease. The new Phase III protocol was submitted for the Special
Protocol Assessment and for Protocol Assistance to the U.S. Food and Drug
Administration (FDA) and the European Medicines Agency (EMEA), respectively.
The FDA has accepted that a p-value of less than 0.05 would be sufficient to consider the second confirmatory trial for a New Drug Application. BELLUS
Health is pursuing its discussions with the FDA to finalize the study design details. As well, discussions with the EMEA to conclude on the protocol are progressing well and its finalization is expected in the coming months. The
Company has already identified more than 40 sites across the world for the second Phase III clinical trial with close to 190 potentially eligible patients.
     The Company is also looking into various financing scenarios to take place in the coming months. Picchio Pharma and its affiliates have expressed their commitment to participate and to purchase at least 30% of the next financing.

     About BELLUS Health

     BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.

     To Contact BELLUS Health

     For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number
1 877 680 4500 or visit the Web Site at www.bellushealth.com.

     Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health
Inc.'s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS
Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

     %SEDAR: 00012022EF          %CIK: 0001259942

     /For further information: Lise Hebert, Ph.D., Vice President, Corporate
Communications, (450) 680-4572, lhebert(at)bellushealth.com; Felicia Amilcar,
MBA, CFA, Director, Investor Relations, (450) 680-4572,
familcar(at)bellushealth.com/
     (BLUS BLU.)

CO:  BELLUS Health Inc.

CNW 07:00e 21-OCT-08